For the semi-annual period ended April 30, 2007.
File number 811-07811
Jennison Mid-Cap Growth Fund, Inc.
(formerly Jennison U.S. Emerging Growth Fund, Inc.)


ITEM 77M
MERGERS


On February 16, 2007, shareholders of both Strategic Partners Mid-Cap Growth Fund, a portfolio of Strategic Partners Mutual Funds, Inc. and Strategic Partners New Era Growth Fund, a portfolio of Strategic Partners Opportunity Funds, approved resolutions passed by their Boards of Directors/Trustees whereby all of their assets were to be transferred to Jennison Mid-Cap Growth Fund, Inc. The Reorganization occurred in March 2007.